Exhibit 99.1

Canaan Inc. Provides June 2026 Bitcoin Production and Mining Operation Updates

Joint venture hashrate recovers significantly, approaches full-installed capacity

SINGAPORE, July 14, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending June 30, 2026.

Management Commentary

“June was a month of consolidation and recovery, and we remained focused on disciplined execution across our mining operations," said Nangeng Zhang, chairman and chief executive officer of Canaan. "During the month, we produced 64 BTC. Despite grid maintenance at one of our facilities, after accounting for operating costs and the receipt of BTC as payment for our miner sales in June, we recorded our strongest monthly increase of 2026, adding 49 BTC to our cryptocurrency treasury. Our total cryptocurrency holdings reached a record 1,915 BTC and 3,952 ETH. Meanwhile, we maintained our North American non-JV fleet efficiency at 17.9 J/TH, underscoring our disciplined approach to operational excellence and cost management despite challenging market conditions.”

Zhang continued, “We’d also like to thank our joint venture partner, WindHQ, for their strong execution in restoring operations following the wildfire-related disruptions that affected our Alborz facilities in May. By June, our joint venture had substantially resumed operating, a strong recovery that we're proud to see reflected in this month's results.”

“Looking ahead, we remain committed to advancing our vertically integrated strategy and capturing opportunities emerging at the intersection of energy and compute. We believe our integrated capabilities provide a strong foundation for long-term growth. Disciplined execution remains the foundation of our strategy as we expand our capabilities across bitcoin mining and broader compute infrastructure to drive sustainable long-term shareholder value.”

June 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	64 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,915 BTC 3,952 ETH
Month-End Installed Hashrate (EH/s)	Non-JV: 10.05 EH/s JV4: 4.81 EH/s
Month-End Operating Hashrate (EH/s)	Non-JV: 3.36 EH/s JV4: 4.09 EH/s
Month-End Average Revenue Split[2]	60.3% (excluding JV ownership)
Average All-in Power Cost During the Month[3]	US$0.043/kWh

June 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 17.9 J/TH JV4: 25.2 J/TH	29.3 J/TH	Non-JV: 23.7 J/TH JV4: 25.2 J/TH
Month-End Installed Power Capacity	Non-JV: 88.7 MW JV4: 120 MW	157.5 MW	Non-JV: 246.2 MW JV4: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.
4.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of June 30, 2026):
Regions in alphabetical order (A to Z)	Active Mining Projects Count	Operating Computing Power[5]	Installed Computing Power[6]	Expected Computing Power[7]	Estimated Total Computing Power[8]
Global	12	7.45 EH/s	14.86 EH/s	0.10 EH/s	14.96 EH/s
America	4	2.90 EH/s	4.90 EH/s	0.00 EH/s	4.90 EH/s
JV-WindHQ	3	4.09 EH/s	4.81 EH/s	0.00 EH/s	4.82 EH/s
Canada	1	0.00 EH/s	0.06 EH/s	0.10 EH/s	0.16 EH/s
Ethiopia[9]	2	0.36 EH/s	4.96 EH/s	0.00 EH/s	4.96 EH/s
Middle East	1	0.02 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

5.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.
6.	Defined as the sum of Operating Computing Power and computing power that has been installed but not yet in operation, if any.
7.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.
8.	Defined as the sum of Installed Computing Power and Expected Computing Power.
9.	The decrease in Operating Computing Power in Ethiopia primarily reflects one mining site being temporarily taken offline beginning in mid-June due to local power grid maintenance.

Recent Corporate Updates:

Completed Transfer to Nasdaq Capital Market

On July 1, 2026, Canaan completed the transfer of the listing of its American Depositary Shares from the Nasdaq Global Market to the Nasdaq Capital Market, with no impact on trading under the ticker symbol "CAN." The Company also applied for an additional 180-day compliance period to regain compliance with Nasdaq's minimum bid price requirement while continuing to execute its long-term energy-plus-compute strategy.

Announced CEO and CFO’s Open Market Share Purchases

On June 24, 2026, the Company announced that its chairman and chief executive officer, Nangeng Zhang, and chief financial officer, Jin "James" Cheng, recently purchased additional shares of the Company's stock in the open market. The executive team together acquired a total of 1,065,000 ADSs of the Company at an average price of US$0.35 per ADS. Management noted that these purchases reflect strong conviction in Canaan's long-term growth strategy, particularly regarding the commercial convergence of energy and computing infrastructure. This alignment of interests underscores their commitment to expanding Canaan's footprint across mining infrastructure, energy-related initiatives, and emerging compute opportunities while creating sustainable, long-term value for shareholders.

Won Competitive Bid to Provide Hash-to-Heat Equipment to Nordic District Heating Network

On May 19, 2026, the Company announced that it had been selected to support a district heating network in the Nordic region with a combined capacity of approximately 8 MW. The project utilizes the Company's Avalon A1566HA hydro-cooled units and leverages Canaan's proprietary semiconductor and system design technologies to support dynamic overclocking and underclocking, enabling the stable delivery of hot water at temperatures of approximately 80 degrees Celsius for integration into existing district heating infrastructure. The project builds upon a successful initial deployment of approximately 2 MW, which is currently operating and supplying hot water to local residents. Following the strong performance of the first phase, the Customer placed a follow-on order in March 2026 for an additional 6 MW of capacity. This deployment further demonstrates the commercial viability of the Company's hash-to-heat technology and its potential to accelerate the replacement of legacy heating systems, while creating value beyond traditional bitcoin mining applications through energy-efficient heating solutions.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

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